[Reference Translation]

September 18, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Adjustment to

Exercise Prices of Stock Acquisition Rights (Stock Options)

Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on August 20, 2014 the terms of the disposition of treasury stock by way of third-party allotment. In connection with the disposition of treasury stock pursuant to such resolution, the exercise prices of stock acquisition rights (stock options) will change as below.

Details

1.	Adjustment to the exercise prices of stock acquisition rights in connection with the disposition of treasury stock

Name of stock acquisition rights	Exercise price after adjustment	Exercise price before adjustment
6th Series Stock Acquisition Certificate (allotted on August 1, 2007)	7,210 JPY	7,278 JPY
7th Series Stock Acquisition Certificate (allotted on August 1, 2008)	4,682 JPY	4,726 JPY
8th Series Stock Acquisition Certificate (allotted on August 3, 2009)	4,154 JPY	4,193 JPY
9th Series Stock Acquisition Certificate (allotted on August 2, 2010)	3,153 JPY	3,183 JPY

2.	Date of adjustment of exercise prices

September 19, 2014

3.	Reason for the adjustment

As set forth in “Notice Concerning Disposition of Treasury Stock by way of Third-party Allotment” dated August 20, 2014, TMC resolved at a meeting of the board of directors held on August 20, 2014 the terms of the disposition of treasury stock by way of third-party allotment. Based on such resolution, TMC will dispose of common shares of treasury stock at a price lower than the market price, with September 18, 2014 as the date of payment of consideration. In connection with this, the exercise prices of stock acquisition rights will be adjusted on September 19, 2014, the day following the date of payment.

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